

Mail Stop 3233

December 18, 2017

Via E-Mail
Prakash Parag
Chief Accounting Officer
Spirit MTA REIT
2727 North Harwood Street, Suite 300,
Dallas, Texas 75201

> **Re:** **Spirit MTA REIT**
> **Draft Registration Statement on Form 10**
> **Submitted November 20, 2017**
> **CIK No. 0001722992**

Dear Mr. Parag:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Exhibit 99.1

Summary, page 1

2. We note your disclosure on page 3 regarding your diversified portfolio with strong assets as well as your disclosure on page 25 that "[b]ased on our monitoring of Shopko's

financial information and recent liquidity events and other challenges, including bankruptcies, impacting the retail industry generally relative to recent years, we continue to be concerned about Shopko's ongoing ability to meet its obligations to us under its leases." Please revise the disclosure in your summary to balance it with your concern regarding Shopko's ongoing ability to meet its obligations under its leases. In addition, please revise your summary risk factors to more specifically describe this risk, including the fact that Shopko represented approximately 24% of your contractual rent as of December 31, 2016.

3. You state on page 2 that you will pursue assets leased to small and medium sized tenants and Spirit will pursue assets leased to investment grade equivalent tenants. Please revise your disclosure to more specifically explain how it was determined which assets would be held by you and clarify what portion of your current assets are leased to small and medium size tenants and, if true, that you have no investment grade equivalent tenants. In addition, please revise to more specifically describe the risks associated with small and medium size tenants, including increased risks of default as applicable.

4. You state on page 5 that the goal of the termination fee and promoted interest is to ensure that your company and your manager's interests are fully aligned. Please revise to briefly explain how your company and your manager's interests are fully aligned and clarify, if true, that the asset management agreement was not negotiated at arm's-length.

Our Structure and Formation, page 8

5. You state on page 11 that substantially all of your assets, other than your Shopko assets, are held through Master Trust 2014. Please revise to quantity your outstanding indebtedness and clarify any amount of new indebtedness prior to the separation and distribution. In addition, please quantify the cash from the issuance of this new indebtedness to be distributed to Spirit.

6. Please revise to describe the fees and expenses associated with the separation and distribution and clarify whether you or Spirit will be responsible for such fees and expenses.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Julian Kleindorfer, Esq.
       Latham & Watkins LLP